INDUSTRIAS CH, S.A. DE C.V.

Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
TEL. 53-10-25-59 Fax. 53-10-24-96

Feb 27, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Industrias CH, S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34903

The enclosed results of operations for the fourth quarter 2006 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A.B. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3 -2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Sergio Vigil
Chief Financial Officer

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 4 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

AL 31 DE DICIEMBRE DE 2006 Y 2005 CONSOLIDADO

(MILES DE PESOS) Impresión Preliminar

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s01	ACTIVO TOTAL	22,408,364	100	20,127,295	100
s02	ACTIVO CIRCULANTE	12,431,887	55	10,012,350	50
s03	EFECTIVO E INVERSIONES TEMPORALES	2,610,977	12	725,554	4
s04	CUENTAS Y DOCUMENTOS POR COBRAR A CLIENTES (NETO)	2,896,521	13	3,009,029	15
s05	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	375,476	2	441,964	2
s06	INVENTARIOS	6,546,373	29	5,519,223	27
s07	OTROS ACTIVOS CIRCULANTES	2,540	0	316,580	2
s08	ACTIVO A LARGO PLAZO	0	0	0	0
s09	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
s10	INVERSIONES EN ACCIONES DE SUBS. NO CONSOLIDADAS Y ASOC.	0	0	0	0
s11	OTRAS INVERSIONES	0	0	0	0
s12	INMUEBLES, PLANTA Y EQUIPO (NETO)	9.509.312	42	9,261,487	46
s13	INMUEBLES	4,085,177	18	3,652,009	18
s14	MAQUINARIA Y EQUIPO INDUSTRIAL	10,498,384	47	9,485,685	47
s15	OTROS EQUIPOS	277.470	1	174.527	1
s16	DEPRECIACION ACUMULADA	5,510,286	25	4,673,195	23
s17	CONSTRUCCIONES EN PROCESO	158,567	1	622,461	3
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	460,064	2	0	0
s19	OTROS ACTIVOS	7.101	0	853.458	4
s20	PASIVO TOTAL	6,232,342	100	6,469,099	100
s21	PASIVO CIRCULANTE	3,214,685	52	3,079,001	48
s22	PROVEEDORES	2,195,924	35	1,749,256	27
s23	CREDITOS BANCARIOS	0	0	18,361	0
s24	CREDITOS BURSATILES	3,286	0	3,387	0
s25	IMPUESTOS POR PAGAR	132,312	2	38,009	1
s26	OTROS PASIVOS CIRCULANTES	883,163	14	1,269,988	20
s27	PASIVO A LARGO PLAZO	0	0	404,787	6
s28	CREDITOS BANCARIOS	0	0	404,787	6
s29	CREDITOS BURSATILES	0	0	0	0
s30	OTROS CREDITOS	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	3,017,657	48	2,985,311	46
s33	CAPITAL CONTABLE	16,176,022	100	13,658,196	100
s34	CAPITAL CONTABLE MINORITARIO	1,436,217	9	1,181,680	9
s35	CAPITAL CONTABLE MAYORITARIO	14,739,805	91	12,476,516	91
s36	CAPITAL CONTRIBUIDO	7,493,788	46	7,493,788	55
s79	CAPITAL SOCIAL PAGADO	6,403,612	40	6,403,612	47
s39	PRIMA EN VENTA DE ACCIONES	1,090,176	7	1,090,176	8
s40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
s41	CAPITAL GANADO (PERDIDO)	7,246,017	45	4,982,728	36
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	8,555,724	53	6,049,596	44
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,309,707)	(8)	(1,066,868)	(8)
s80	RECOMPRA DE ACCIONES	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH | TRIMESTRE: 4 | AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Preliminar

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s03	EFECTIVO E INVERSIONES TEMPORALES	2,610,977	100	725,554	100
s46	EFECTIVO	461,924	18	462,393	64
s47	INVERSIONES TEMPORALES	2,149,053	82	263,161	36
s07	OTROS ACTIVOS CIRCULANTES	2,540	100	316,580	100
s81	INSTRUMENTOS FINANCIEROS DERIVADOS	1,240	49	73,981	23
s82	OPERACIONES DISCONTINUADAS	0	0	0	0
s83	OTROS	1,300	51	242,599	77
s18	ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS (NETO)	460,064	100	0	0
s48	GASTOS AMORTIZABLES (NETO)	403,547	88	0	0
s49	CREDITO MERCANTIL	0	0	0	0
s51	OTROS	56,517	12	0	0
s19	OTROS ACTIVOS	7,101	100	853,458	100
s84	ACTIVO INTANGIBLE POR OBLIGACIONES LABORALES	5,863	83	0	0
s85	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s50	IMPUESTOS DIFERIDOS	249	4	14	0
s86	OPERACIONES DISCONTINUADAS	0	0	0	0
s87	OTROS	989	14	853,444	100
s21	PASIVO CIRCULANTE	3,214,685	100	3,079,001	100
s52	PASIVOS EN MONEDA EXTRANJERA	2,293,144	71	2,874,226	93
s53	PASIVOS EN MONEDA NACIONAL	921,541	29	204,775	7
s26	OTROS PASIVOS CIRCULANTES	883,163	100	1,269,988	100
s88	INSTRUMENTOS FINANCIEROS DERIVADOS	0	0	0	0
s89	INTERESES POR PAGAR	6,609	1	0	0
s68	PROVISIONES	12,429	1	15,722	1
s90	OPERACIONES DISCONTINUADAS	0	0	0	0
s58	OTROS PASIVOS CIRCULANTES	864,125	98	1,254,266	99
s27	PASIVO A LARGO PLAZO	0	0	404,787	100
s59	PASIVO EN MONEDA EXTRANJERA	0	0	404,787	100
s60	PASIVO EN MONEDA NACIONAL	0	0	0	0
s31	CREDITOS DIFERIDOS	0	0	0	0
s65	CREDITO MERCANTIL	0	0	0	0
s67	OTROS	0	0	0	0
s32	OTROS PASIVOS LARGO PLAZO	3,017,657	100	2,985,311	100
s66	IMPUESTOS DIFERIDOS	2,916,281	97	2,839,235	95
s91	PASIVOS LABORALES	29,285	1	30,221	1
s92	OPERACIONES DISCONTINUADAS	0	0	0	0
s69	OTROS PASIVOS	72,091	2	115,855	4
s79	CAPITAL SOCIAL PAGADO	6,403,612	100	6,403,612	100
s37	NOMINAL	5,098,604	80	5,098,604	80
s38	ACTUALIZACION	1,305,008	20	1,305,008	20

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 4 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Preliminar

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
s42	RESULTADOS ACUMULADOS Y RESERVAS DE CAPITAL	8,555,724	100	6,049,596	100
s93	RESERVA LEGAL	331,432	4	251,589	4
s43	RESERVA PARA RECOMPRA DE ACCIONES	1,063,312	12	1,063,312	18
s94	OTRAS RESERVAS	0	0	0	0
s95	RESULTADO DE EJERCICIOS ANTERIORES	4,654,855	54	3,095,005	51
s45	RESULTADO DEL EJERCICIO	2,506,125	29	1,639,690	27
s44	OTRO RESULTADO INTEGRAL ACUMULADO	(1,309,707)	100	(1,066,868)	100
s70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
s71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(502,488)	38	(259,649)	24
s96	EFECTO ACUMULADO POR CONVERSION	0	0	0	0
s97	EFECTO ACUMULADO POR VALUACION DE INST. FIN. DERIVADOS	48,046	(4)	48,046	(5)
s98	RESULTADO POR IMPUESTOS DIFERIDOS	(855,265)	65	(855,265)	80
s99	AJUSTE AL PASIVO ADICIONAL DE OBLIGACIONES LABORALES	0	0	0	0
s100	OTROS	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 4 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA

DATOS INFORMATIVOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Preliminar

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
s57	OTROS PASIVOS CIRCULANTES CON COSTO DE (S26)	0	0
s63	OTROS CREDITOS CON COSTO DE (S32)	0	0
s72	CAPITAL DE TRABAJO	9,217,202	6,933,349
s73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
s74	NUMERO DE FUNCIONARIOS (*)	75	70
s75	NUMERO DE EMPLEADOS (*)	1,527	1,556
s76	NUMERO DE OBREROS (*)	3,772	3,968
s77	NUMERO DE ACCIONES EN CIRCULACION (*)	436,574,580	436,574,580
s78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0
s101	EFECTIVO RESTRINGIDO (1)	0	0
s102	DEUDA CON COSTO DE ASOCIADAS NO CONSOLIDADAS	0	0

(*) DATOS EN UNIDADES

(1) Este concepto se deberá llenar cuando se hayan otorgado garantias que afecten el efectivo e inversiones temporales (s03)

NOTA: En la referencia S57 y S63 se incluye únicamente el importe que corresponde a los pasivos con costo de las cuentas S26 y S32, respectivamente.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH | TRIMESTRE: 4 | AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS

CONSOLIDADO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2006 Y 2005

(MILES DE PESOS)

Impresión Preliminar

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	26,033,256	100	16,618,312	100
r02	COSTO DE VENTAS	21,069,396	81	13,566,110	82
r03	RESULTADO BRUTO	4,963,860	19	3,052,202	18
r04	GASTOS DE OPERACION	1,599,171	6	1,222,890	7
r05	RESULTADO DE OPERACION	3,364,689	13	1,829,312	11
r06	COSTO INTEGRAL DE FINANCIAMIENTO	56,417	0	242,527	1
r07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	3,308,272	13	1,586,785	10
r08	OTROS GASTOS Y PRODUCTOS (NETO)	(45,772)	0	(62,934)	0
r44	PARTIDAS ESPECIALES	0	0	0	0
r09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	3,354,044	13	1,649,719	10
r10	PROVISIONES PARA IMPUESTOS Y PTU	544,756	2	(183,345)	(1)
r11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	2,809,288	11	1,833,064	11
r12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	0	0	0	0
r13	RESULTADO NETO POR OPERACIONES CONTINUAS	2,809,288	11	1,833,064	11
r14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
r15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	2,809,288	11	1,833,064	11
r16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
r17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
r18	RESULTADO NETO	2,809,288	11	1,833,064	11
r19	RESULTADO NETO MINORITARIO	303,163	1	193,374	1
r20	RESULTADO NETO MAYORITARIO	2,506,125	10	1,639,690	10

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 4 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

Impresión Preliminar

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
r01	VENTAS NETAS	26,033,256	100	16,618,312	100
r21	NACIONALES	10,104,411	39	8,621,636	52
r22	EXTRANJERAS	15,928,845	61	7,996,676	48
r23	CONVERSION EN DOLARES (***)	1,464,654	6	713,063	4
r06	COSTO INTEGRAL DE FINANCIAMIENTO	56,417	100	242,527	100
r24	INTERESES PAGADOS	15,892	28	27,356	11
r42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
r45	OTROS GASTOS FINANCIEROS	0	0	0	0
r26	INTERESES GANADOS	92,835	165	42,504	18
r46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
r25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	32,812	58	191,336	79
r28	RESULTADO POR POSICION MONETARIA	100,548	178	66,339	27
r10	PROVISIONES PARA IMPUESTOS Y PTU	544,756	100	(183,345)	100
r32	I.S.R. - IMPAC CAUSADO	522,272	96	119,030	(65)
r33	I.S.R. - IMPAC DIFERIDO	21,647	4	(302,911)	165
r34	P.T.U. CAUSADA	837	0	931	(1)
r35	P.T.U. DIFERIDA	0	0	(395)	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH | TRIMESTRE: 4 | AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Preliminar

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
r36	VENTAS TOTALES	27,334,918	16,843,857
r37	RESULTADO FISCAL DEL EJERCICIO	0	0
r38	VENTAS NETAS (**)	26,033,256	16,618,312
r39	RESULTADO DE OPERACIÓN (**)	3,364,689	1,829,312
r40	RESULTADO NETO MAYORITARIO (**)	2,506,125	1,639,690
r41	RESULTADO NETO (**)	2,809,288	1,833,064
r47	DEPRECIACION Y AMORTIZACION OPERATIVA	527,997	464,202

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 4 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2006 Y 2005

CONSOLIDADO

(MILES DE PESOS)

Impresión Preliminar

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	5,770,469	100	5,845,486	100
rt02	COSTO DE VENTAS	4,763,488	83	5,258,471	90
rt03	RESULTADO BRUTO	1,006,981	17	587,015	10
rt04	GASTOS DE OPERACION	403,665	7	381,523	7
rt05	RESULTADO DE OPERACION	603,316	10	205,492	4
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	75,647	1	29,641	1
rt07	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	527,669	9	175,851	3
rt08	OTROS GASTOS Y PRODUCTOS (NETO)	22,135	0	(30,503)	(1)
rt44	PARTIDAS ESPECIALES	0	0	0	0
rt09	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	505,534	9	206,354	4
rt10	PROVISIONES PARA IMPUESTOS Y PTU	228,895	4	(436,109)	(7)
rt11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	276,639	5	642,463	11
rt12	PARTICIPACION EN LOS RESULTADOS DE SUBS. Y ASOC. NO CONSOLIDADAS	0	0	0	0
rt13	RESULTADO NETO POR OPERACIONES CONTINUAS	276,639	5	642,463	11
rt14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
rt15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	276,639	5	642,463	11
rt16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
rt17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PPIOS DE CONTABILIDAD (NETO)	0	0	0	0
rt18	RESULTADO NETO	276,639	5	642,463	11
rt19	RESULTADO NETO MINORITARIO	20,922	0	25,500	0
rt20	RESULTADO NETO MAYORITARIO	255,717	4	616,963	11

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 4 AÑO: 2006

ESTADO DE RESULTADOS TRIMESTRAL

INDUSTRIAS CH, S.A. DE C.V. DESGLOSE DE PRINCIPALES CONCEPTOS CONSOLIDADO

(MILES DE PESOS) Impresión Preliminar

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		IMPORTE	%	IMPORTE	%
rt01	VENTAS NETAS	5,770,469	100	5,845,486	100
rt21	NACIONALES	3,039,898	53	2,182,421	37
rt22	EXTRANJERAS	2,730,571	47	3,663,065	63
rt23	CONVERSION EN DOLARES (***)	274,734	5	326,635	6
rt06	COSTO INTEGRAL DE FINANCIAMIENTO	75,647	100	29,641	100
rt24	INTERESES PAGADOS	4,867	6	8,902	30
rt42	PERDIDA (UTILIDAD) EN ACTUALIZACION DE UDIS	0	0	0	0
rt45	OTROS GASTOS FINANCIEROS	0	0	0	0
rt26	INTERESES GANADOS	33,313	44	(10,524)	(36)
rt46	OTROS PRODUCTOS FINANCIEROS	0	0	0	0
rt25	PERDIDA (UTILIDAD) EN CAMBIOS (NETO)	34,752	46	(11,609)	(39)
rt28	RESULTADO POR POSICION MONETARIA	69,341	92	21,824	74
rt10	PROVISIONES PARA IMPUESTOS Y PTU	228,895	100	(436,109)	100
rt32	I.S.R. - IMPAC CAUSADO	249,459	109	(291,313)	67
rt33	I.S.R. - IMPAC DIFERIDO	(21,401)	(9)	(145,332)	33
rt34	P.T.U. CAUSADA	837	0	931	0
rt35	P.T.U. DIFERIDA	0	0	(395)	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 4 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

OTROS CONCEPTOS

(MILES DE PESOS)

Impresión Preliminar

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
rt47	DEPRECIACION Y AMORTIZACION OPERATIVA	137,209	228,726

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 4 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE CAMBIOS

CONSOLIDADO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2006 Y 2005

(MILES DE PESOS)

Impresión Preliminar

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c01	RESULTADO NETO	2,809,288	1,833,064
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	(10,034)	1,190,846
c03	FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO	2,799,254	3,023,910
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(32,885)	(3,069,699)
c05	RECURSOS GENERADOS POR (UTILIZADOS EN) ACTIVIDADES DE OPERACION	2,766,369	(45,789)
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(423,249)	(1,101,320)
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	1,942,923
c08	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(423,249)	841,603
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(457,697)	(755,869)
c10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	1,885,423	39,945
c11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	725,554	685,609
c12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	2,610,977	725,554

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH | TRIMESTRE: 4 | AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

ESTADO DE CAMBIOS

DESGLOSE DE PRINCIPALES CONCEPTOS

(MILES DE PESOS)

CONSOLIDADO

Impresión Preliminar

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		IMPORTE	IMPORTE
c02	+(-) PARTIDAS APLIC. A RESULT. QUE NO REQ. UTIL. DE REC.	(10,034)	1,190,846
c13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	527,997	464,202
c41	+ (-) OTRAS PARTIDAS	(538,031)	726,644
c04	RECURSOS GENERADOS O UTILIZADOS EN LA OPERACIÓN	(32,885)	(3,069,699)
c18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	112,510	(1,502,701)
c19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(1,027,146)	(1,903,155)
c20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	380,528	(491,477)
c21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	446,667	827,634
c22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	54,556	0
c06	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO AJENO	(423,249)	(1,101,320)
c23	+ FINANCIAMIENTOS BANCARIOS	0	0
c24	+ FINANCIAMIENTOS BURSATILES	(101)	422,876
c25	+ DIVIDENDOS COBRADOS	0	0
c26	+ OTROS FINANCIAMIENTOS	0	132,851
c27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(423,148)	(1,657,047)
c28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
c29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
c42	+ (-) OTRAS PARTIDAS	0	0
c07	RECURSOS GENERADOS O UTILIZADOS POR FINANCIAMIENTO PROPIO	0	1,942,923
c30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	1,679,102
c31	(-) DIVIDENDOS PAGADOS	0	0
c32	+ PRIMA EN VENTA DE ACCIONES	0	263,821
c33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
c43	+ (-) OTRAS PARTIDAS	0	0
c09	RECURSOS GEN. (UTIL.) EN ACTIVIDADES DE INVERSION	(457,697)	(755,869)
c34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	0
c35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(609,859)	(164,716)
c36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	(591,153)
c37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
c38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
c39	+ (-) OTRAS PARTIDAS	152,162	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 4 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

DATOS POR ACCION

INFORMACION CONSOLIDADA

Impresión Preliminar

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL			TRIMESTRE AÑO ANTERIOR		
		IMPORTE			IMPORTE		
d01	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	6.43		$	4.03	
d02	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	0.00		$	0.00	
d03	UTILIDAD DILUIDA POR ACCION (**)	$	0.00		$	0.00	
d04	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	6.43		$	4.03	
d05	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	0.00		$	0.00	
d06	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	0.00		$	0.00	
d07	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	0.00		$	0.00	
d08	VALOR EN LIBROS POR ACCIÓN	$	33.76		$	28.58	
d09	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	0.00		$	0.00	
d10	DIVIDENDO EN ACCIONES POR ACCION		0.00	acciones		0.00	acciones
d11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		1.24	veces		0.92	veces
d12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		7.15	veces		6.86	veces
d13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		0.00	veces		0.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH TRIMESTRE: 4 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

RAZONES Y PROPORCIONES

CONSOLIDADO

Impresión Preliminar

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
p01	RESULTADO NETO A VENTAS NETAS	10.79	%	11.03	%
p02	RESULTADO NETO MAYORITARIO A CAPITAL CONTABLE (**)	17.00	%	13.14	%
p03	RESULTADO NETO A ACTIVO TOTAL (**)	12.53	%	9.10	%
p04	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
p05	RESULTADO POR POSICION MONETARIA A RESULTADO NETO .	(3.57)	%	(3.61)	%
	ACTIVIDAD				
p06	VENTAS NETAS A ACTIVO TOTAL (**)	1.16	veces	0.82	veces
p07	VENTAS NETAS A ACTIVO FIJO (**)	2.73	veces	1.79	veces
p08	ROTACION DE INVENTARIOS(**)	3.21	veces	2.45	veces
p09	DIAS DE VENTAS POR COBRAR	34.82	dias	56.68	dias
p10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	0.00	%	0.06	%
	APALACAMIENTO				
p11	PASIVO TOTAL A ACTIVO TOTAL	27.81	%	32.14	%
p12	PASIVO TOTAL A CAPITAL CONTABLE	0.38	veces	0.47	veces
p13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	36.79	%	50.68	%
p14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	4.37	%
p15	RESULTADO DE OPERACIÓN A INTERESES PAGADOS	211.72	veces	66.87	veces
p16	VENTAS NETAS A PASIVO TOTAL (**)	4.17	veces	2.56	veces
	LIQUIDEZ				
p17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	3.86	veces	3.25	veces
p18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.83	veces	1.45	veces
p19	ACTIVO CIRCULANTE A PASIVO TOTAL	1.99	veces	1.54	veces
p20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	81.22	%	23.56	%
	ESTADO DE CAMBIOS				
p21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	10.75	%	18.19	%
p22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(0.12)	%	(18.47)	%
p23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	174.07	veces	(1.67)	veces
p24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	100.00	%	(130.85)	%
p25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(0.00)	%	230.85	%
p26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	133.24	%	21.79	%

(**) INFORMACION ULTIMOS DOCE MESES

INDUSTRIAS CH, S.A.B. DE C.V.

Ciudad de México- 26 de Febrero de 2007- Industrias CH S.A.B. de C. V. reporta el día de hoy sus resultados del cuarto trimestre de 2006.

Durante los doce meses terminados al 31 de Diciembre de 2006 ICH y su principal subsidiaria Simec han reportado sólidos resultados reflejando su exitosa estrategia de crecimiento, ya sea orgánicamente o a través de adquisiciones. El pasado 22 de Julio de 2005 ICH y Simec adquirieron las plantas de Republic situadas en los Estados Unidos de América y Canadá. Esta adquisición posiciono a ICH dentro del principal mercado automotriz y lo consolido como el principal productor de aceros especiales (SBQ por sus siglas en ingles) en la región de Norte América.

A consecuencia del prepago de la deuda de Republic ICH disfruta de una excelente posición financiara para continuar con su estrategia de expansión, ya que no cuenta con deuda y la caja se ha visto beneficiada por los excelentes resultados de la empresa y el incremento en el precio del acero.

En Febrero 8, 2007 Grupo Simec, la principal subsidiaria de ICH, concluyo la oferta publica global por un total de 52,173,915 acciones de la serie B a un precio de Ps.45.7 por acción o 12.5 USD por ADS (cada ADS representa 3 acciones de la serie B) Grupo Simec autorizo a los agentes colocadores la opción a comprar 7,826,085 acciones adicionales de la serie B, en caso de existir una sobre asignación.

Los recursos adquiridos por la venta de acciones serie B y ADS será utilizado para propósitos generales de la compañía, incluyendo inversiones en activos fijos en los Estados Unidos de América, México o Canadá enfocados a incrementar la capacidad de la empresa, al igual que una posible adquisición la cual pueda incrementar la posición de mercado y complementar la estrategia de negocio de la compañía.

Se llevo acabo un registro de las acciones tanto en México como en los Estados Unidos de América y fue aprobado por la CNBV (Comisión Nacional Bancaria y de Valores) y en la SEC (Securities and Exchange Comision)

Comparativo periodo Enero-Diciembre 2006 vs. Enero-Diciembre 2005

El comparativo Enero-Diciembre 2006 vs. Enero Diciembre 2005 resalta un fuerte incremento en ventas durante el 2006 derivado de la consolidación de 12 meses de Republic durante el 2006 comparados con tan solo 5 meses de consolidación durante el 2005. Los aumentos en costo de ventas y gastos de operación crecieron en una proporción menor al de las ventas, por lo cual se logro un incremento en la utilidad de operación de 84 durante el 2006 comparado con el mismo periodo de 2005.

Ventas Netas
Las ventas netas de la Compañía aumentaron en un 57%, de Ps. 16,618 millones durante los doce meses terminados al 31 de Diciembre de 2005 a Ps. 26,033 millones en el mismo período del 2006. Las ventas en toneladas de productos de acero aumentaron un 49% a 3millones de toneladas en los doce meses terminados al 31 de Diciembre de 2006 comparadas con las 2 millones de toneladas en el mismo período de 2005. Las toneladas de producto vendidas en el extranjero en los doce meses terminados al 31 de Diciembre de 2006 aumentaron el 98% a 1.8 millones de toneladas comparadas con las 892 mil toneladas del mismo período del año anterior. El fuerte crecimiento en ventas es derivado por la consolidación de las plantas de Republic a lo largo de doce meses durante 2006 comparado con solo 5 meses de consolidación en 2005, al igual que por un ligero incremento en los

precios de nuestros productos de acero.

Costo de Ventas
El costo directo de ventas aumentó el 55% de Ps. 13,566 millones en los doce meses terminados al 31 de Diciembre de 2005 a Ps. 21,069 millones en el mismo período de 2006. Con respecto a ventas, en los doce meses terminados al 31 de Diciembre de 2006, el costo representa el 81% comparado contra el 82% del mismo período de 2005. El costo de ventas aumento principalmente por la adquisición de Republic.

Utilidad Bruta
La utilidad bruta de la Compañía para los doce meses terminados al 31 de Diciembre de 2006 aumento el 63% a Ps. 4,964 millones comparados con los Ps. 3,052 millones del mismo período de 2005. La utilidad bruta como porcentaje respecto a las ventas netas para los doce meses terminados al 31 de Diciembre de 2006 fue del 19% comparada contra el 18% en el mismo período de 2005. El incremento en la utilidad bruta viene derivado de un mayor incremento en nuestras ventas que en los costos de venta, probando la exitosa integración de las plantas de Republic.

Gastos de Operación
Los gastos de venta, y de administración, aumentaron el 31% a Ps. 1,599 millones en los doce meses terminados al 31 de Diciembre de 2006 respecto a los Ps. 1,223 millones del mismo período de 2005.

Utilidad de Operación
La utilidad de operación aumento el 84% de Ps. 1,829 millones en los doce meses terminados al 31 de Diciembre de 2005 a Ps. 3,365 millones en el mismo período de 2006. Dicho incremento se atribuye principalmente a la adquisición de Republic. Con respecto a ventas, el margen de operación de ICH de 11% en los doce meses terminados al 31 de Diciembre de 2005 a 13% en el mismo período de 2006. El incremento en la utilidad de operación viene derivado de un mayor incremento en ventas en comparación al incremento en costo de ventas y gastos de operación, demostrando la eficiencia de la compañía en implementar sus políticas de bajos costos en las nuevas plantas de Republic.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía por los doce meses terminados al 31 de Diciembre de 2006, fue un ingreso de Ps. 56 millones comparados con los Ps.243 millones de gastos para el mismo período del 2005. Los ingresos por intereses fueron de Ps. 93 millones en los doce meses terminados el 31 de Diciembre de 2006 comparados contra los Ps. 43 millones de ingresos por intereses en el mismo período de 2005.

Otros Gastos (Ingresos), neto
La Compañía registró otros ingresos netos por Ps. 46 millones para los doce meses terminados al 31 de Diciembre de 2006 comparados contra otros ingresos netos por Ps. 63millones por el mismo período de 2005.

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores
La Compañía ha registrado una provisión por Ps. 545 millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores en los doce meses terminados al 31 de Diciembre de 2006, comparados con los Ps. (183) millones de provisión para el mismo período del año anterior.

Participación Minoritaria
ICH registró una participación minoritaria de Ps. 303 millones en los doce meses terminados al 31 de Diciembre de 2006, comparados con los Ps. 193 millones del mismo periodo del 2005.

Utilidad Neta Mayoritaria

Como resultado de lo expuesto con anterioridad, la Compañía registró una utilidad neta mayoritaria a Ps. 2,506 millones en los doce meses terminados al 31 de Diciembre de 2006 contra una utilidad neta mayoritaria de Ps. 1,640 millones para el mismo período del año anterior, lo cual representa un incremento del 53%

Comparativo cuarto trimestre 2006 vs. cuarto trimestre 2005

El comparativo cuarto trimestre 2006 vs. cuarto trimestre 2005 demuestra las exitosa implementación de las políticas de reducción de costos aplicadas a Republic a mas de un año de su integración. Se pude resaltar la fuerte disminución de 9% en el costo de ventas y un 6% en el gasto de operación mientras las ventas se mantuvieron prácticamente en línea con el año anterior, resultando en un fuerte incremento en la utilidad de operación y la utilidad bruta de 72% y 194% respectivamente.

Ventas Netas

Las ventas netas de la Compañía disminuyeron en un 1%,de Ps. 5,845 millones durante el cuarto trimestre de 2005 comparados con Ps. 5,770 millones en el mismo período del 2006. Las ventas en toneladas de productos de acero aumento un 6% a 730 mil toneladas en el cuarto trimestre de 2006 comparadas con las 691 mil toneladas en el mismo período de 2005.

Costo de Ventas

El costo directo de ventas disminuyo el 9% de De Ps. 5,258 millones en el cuarto trimestre de 2005 a Ps. 4,763 millones en el mismo período de 2006. Con respecto a ventas, en el cuarto trimestre de 2006, el costo representa el 83% comparado con el 90% del mismo período de 2005.

Utilidad Bruta

La utilidad bruta de la Compañía para el cuarto trimestre de 2006 aumento el 72% a Ps. 1,007 millones comparados con los Ps. 587millones del mismo período de 2005. La utilidad bruta como porcentaje respecto a las ventas netas para el cuarto trimestre de 2006 fue del 17% comparado con el 10% en el mismo período de 2005. La utilidad Bruta logro incrementarse en un 72% a la fuerte reducción en los costos de ventas, sin tener que afectar el volumen de ventas el cual se mantuvo igual al del mismo periodo del año pasado, demostrando las eficiencia de la compañía en reducir costo en las plantas de Republic.

Gastos de Operación

Los gastos de venta y de administración, aumentaron el 6% a Ps. 404 millones el cuarto trimestre de 2006 respecto a los Ps. 382 millones del mismo período de 2005,

Utilidad de Operación

La utilidad de operación aumento el 194% de Ps. 205 millones en el cuarto trimestre de 2005 a Ps. 603 millones en el mismo período de 2006. Con respecto a ventas, el margen de operación de ICH fue 4% en el cuarto trimestre de 2005 comparado con el 10% en el mismo período de 2006. El fuerte incremento en la utilidad de operación es derivado de los fuertes esfuerzos de la compañía en reducir los costos de venta y gastos de operación.

Costo Integral de Financiamiento

El costo integral de financiamiento de la Compañía en el cuarto trimestre de 2006, fue un gasto de Ps. 76 millones comparados con los Ps. 30 millones de gasto para el mismo período del 2005. Los ingresos por intereses fueron de Ps. 33 millones en el cuarto trimestre de 2006 comparados contra los Ps. 11millones de perdida por intereses en el mismo periodo del 2005.

Otros Gastos (Ingresos), neto
La Compañía registró un costo neto por Ps. 22 millones durante el cuarto trimestre de 2006 comparados contra un ingreso neto por Ps. 30 millones por el mismo período de 2005.

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores
La Compañía ha registrado una provisión por Ps. 229 millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores durante el cuarto trimestre de 2006, comparados con los Ps. (436) millones de provisión para el mismo período del año anterior.

Participación Minoritaria
ICH registró una participación minoritaria de Ps. 21 millones en el cuarto trimestre de 2006, comparados con los Ps. 26 millones del mismo periodo del 2005.

Utilidad Neta Mayoritaria
Como resultado de lo expuesto con anterioridad la Compañía disminuyo en un 41% su utilidad neta a Ps. 256 millones en el cuarto trimestre de 2006 contra una utilidad neta de Ps. 617 millones en el mismo período del año anterior.

Comparativo cuarto trimestre 2006 vs. tercer trimestre 2006

Comparativo cuarto trimestre vs. tercer trimestre 2006 demuestra una fuerte disminución en las ventas netas a causa de altos inventarios de los clientes y la política de la compañía de no crear una sobreoferta afectando directamente los precios de nuestros productos, la disminución en el costo de ventas y gasto de ventas fue relativamente menor al de las ventas netas afectando la utilidad bruta en un 36%. Este movimiento en los volúmenes de venta es normal ya que el cuarto trimestre históricamente tiende a disminuir volumen de ventas en relación a los tres primeros trimestres del año.

Ventas Netas
Las ventas netas de la Compañía disminuyeron 11%. al pasar de Ps. 6,427 millones durante el tercer trimestre de 2006 comparados con Ps. 5,770 millones en el cuarto trimestre del 2006. Las ventas en toneladas de productos de acero disminuyeron un 3% a 730 mil toneladas en el cuarto trimestre de 2006 comparadas con las 752 mil toneladas en el tercer trimestre de 2006. Las toneladas de producto vendidas en el extranjero en el cuarto trimestre de 2006 disminuyeron el 19% a 365 mil toneladas comparadas con las 451 mil toneladas del tercer trimestre del 2006.

Costo de Ventas
El costo directo de ventas disminuyo un 7 de Ps. 5,095 millones en el tercer trimestre de 2006 a Ps. 4,763 millones en el cuarto trimestre de 2006. Los cuales se explican por los menores volúmenes de toneladas vendidas este tercer trimestre. Con respecto a ventas, en el tercer trimestre de 2006, el costo representa el 79% comparado con el 83% del cuarto trimestre de 2006.

Utilidad Bruta
La utilidad bruta de la Compañía para el cuarto trimestre de 2006 disminuyo el 32% a Ps. 1,007 millones comparados con los Ps. 1,332 del tercer trimestre de 2006. Debido a menores precios de venta en nuestros productos y menores volúmenes de toneladas vendidas. La utilidad bruta como porcentaje respecto a las ventas netas para el cuarto trimestre de 2006 fue del 17% comparado con el 21% en el tercer trimestre de 2006.

Gastos de Operación
Los gastos de venta y de administración, aumento menos del 2% a Ps. 404 millones el cuarto trimestre de 2006 respecto a los Ps. 394 millones del tercer trimestre de 2006. .

Utilidad de Operación
La utilidad de operación disminuyo el 36% de Ps. 937 millones en el tercer trimestre 2006 a Ps.603 millones en el cuarto trimestre de 2006. Con respecto a ventas, el margen de operación de ICH fue el 10% en el cuarto trimestre del 2006 al igual que el 15% en el tercer trimestre de 2006. La utilidad de operación disminuyo en un 36% a causa de una mayor disminución en las ventas que en los costos de venta y gastos de operación.

Costo Integral de Financiamiento
El costo integral de financiamiento de la Compañía en el cuarto trimestre de 2006, fue un ingreso de Ps. 76 millones comparados con los Ps. 65 millones de gasto para el tercer trimestre de 2006.. Los ingresos por intereses fueron de Ps. 33 millones en el cuarto trimestre de 2006 comparados contra los Ps. 24 millones de ingresos por intereses en el tercer trimestre de 2006.

Otros Gastos (Ingresos), neto
La Compañía registró otros gastos netos por Ps. 365 millones durante el cuarto trimestre de 2006 comparados contra otros gastos netos por Ps. 19 millones en el tercer trimestre de 2006.

Impuesto Sobre la Renta y Participación de Utilidades a los Trabajadores
La Compañía ha registrado una provisión de Ps. (114) millones para Impuesto Sobre la Renta y Participación de Utilidades de los Trabajadores durante el cuarto trimestre de 2006, comparados con los Ps. 52 millones de provisión para el tercer trimestre del 2006.

Participación Minoritaria
ICH registró una participación minoritaria de Ps. 21 millones en el cuarto trimestre de 2006, comparados con los Ps. 97 millones en el tercer trimestre de 2006.

Utilidad Neta Mayoritaria
Como resultado de lo expuesto con anterioridad, la Compañía registró una utilidad neta mayoritaria de Ps. 256 millones en el cuarto trimestre de 2006 contra una utilidad neta mayoritaria de Ps. 728 millones para el tercer trimestre de 2006.

Resultados Trimestrales

(miles de pesos)	4T 06	4T 05	3T 06	4T´06vs 4T´05	4T´06 vs 3T '06
Ventas	5,770,469	5,845,486	6,426,945	-1%	-10%
Costo de Ventas	4,763,488	5,258,471	5,094,822	-9%	-7%
Utilidad Bruta	1,006,981	587,015	1,332,124	72%	-24%
Gastos Operación	403,665	381,523	394,867	6%	2%
Utilidad Operación	603,316	205,492	937,256	194%	-36%
EBITDA	740,525	434,217	1,082,073	71%	-32%
Utilidad Neta	276,639	642,463	804,627	-57%	-66%
Ventas en el Exterior	2,730,571	3,663,065	4,040,194	-25%	-32%
Ventas Nacionales	3,039,898	2,182,421	2,386,751	39%	27%
Ventas en Toneladas	730	691	752	6%	-3%

Periodo Enero-Diciembre 2006

(miles de pesos)	Ene-Dic 06	Ene-Dic 05	Ene-Dic´06 vs Ene-Dic´05
Ventas	26,033,256	16,618,312	57%
Costo de Ventas	21,069,396	13,566,110	55%
Utilidad Bruta	4,963,860	3,052,202	63%
Gastos Operación	1,599,171	1,222,890	31%
Utilidad Operación	3,364,689	1,829,312	84%
EBITDA	3,892,686	2,246,011	73%
Utilidad Neta	2,809,288	1,833,064	53%
Ventas en el Exterior	15,928,845	7,996,676	99%
Ventas Nacionales	10,104,411	8,621,636	17%
Ventas en Toneladas	3,027	2,030	49%

Producto (Ene-Dic)	Volumen (miles de tons) Ene-Dic '06	Importe Ene-Dic '06	Precio prom. Ene-DIc '06	Volumen (miles de tons) Ene-Dic '05	Importe Ene-Dic '05	Precio prom. Ene-Dic '05	Diferencia tons	Diferencia precio
Aceros Especiales	1,990	17,878,218	8,984	936	8,348,789	8,920	113%	1%
Tuberia	84	1,107,626	13,186	93	1,338,395	14,391	-10%	-8%
P. Comerciales	464	3,339,028	7,196	458	3,228,746	7,050	1%	2%
P. Estructurales	210	1,634,599	7,784	295	1,993,545	6,758	-29%	15%
Corrugado	260	1,842,219	7,085	241	1,333,109	5,532	8%	28%
Otros	19	231,566	12,188	7	37,230	5,319	171%	129%
Total Toneladas	3,027	26,033,256	8,600	2,030	16,279,815	8,020	49%	7%
Total Ventas	3,027	26,033,256	8,600	2030	16,618,312	8,186	49%	5%
Total Mexico	1,263	10,104,411	8,000	1138	8,621,636	7,576	11%	6%
Total Exterior	1,764	15,928,845	9,030	892	7,996,676	8,965	98%	1%

Producto	Volumen (miles de tons) 4T'06	Importe 4T'06	Precio prom. 4T'06	Volumen (miles de tons) 3T'06	Importe 3T'06	Precio prom. 3T'06	Diferencia tons	Diferencia precio
Aceros Especiales	468	3,688,886	7,882	519	4,590,623	8,845	-10%	-11%
Tuberia	NA	49,699	NA	21	320,061	15,241	NA	NA
P. Comerciales	133	1,007,686	7,577	126	900,976	7,151	6%	6%
P. Estructurales	52	427,499	8,221	24	188,794	7,866	117%	5%
Corrugado	63	382,487	6,071	61	500,108	8,198	3%	-26%
Otros	19	223,832	11,781	1	4,753	7,620	1800%	55%
Total Toneladas	735	5,780,088	7,864	752	6,505,315	8,651	-2%	-9%

Producto	Volumen (miles de tons) 4T'06	Importe 4T'06	Precio prom. 4T'06	Volumen (miles de tons) 4T'05	Importe 4T'05	Precio prom. 4T'05	Diferencia tons	Diferencia precio
Aceros Especiales	468	3,688,886	7,882	406	8,339,507	20,541	15%	-62%

Tuberia	NA	49,699	NA	NA	1,323,617	NA	NA	NA
P. Comerciales	133	1,007,686	7,577	125	3,221,455	25,772	6%	-71%
P. Estructurales	52	427,499	8,221	123	1,986,559	16,151	-58%	-49%
Corrugado	63	382,487	6,071	33	1,333,109	40,397	91%	-85%
Otros	19	223,832	11,781	7	37,230	5,319	171%	122%
Total Toneladas	730	5,780,088	7,918	695	16,241,478	23,369	5%	-66%

INDUSTRIAS CH, S. A. DE C. V., ES UNA SOCIEDAD TENEDORA DE ACCIONES DE UN GRUPO DE EMPRESAS DEDICADAS PRINCIPALMENTE A LA FABRICACIÓN Y VENTA DE ACEROS ESPECIALES, TUBERÍA UTILIZADA PARA LA CONSTRUCCIÓN DE TODA CLASE DE DUCTOS, VARILLA, PERFILES DE ACERO Y ESTRUCTURALES PARA LA INDUSTRIA DE LA CONSTRUCCIÓN, INDUSTRIA AUTOMOTRIZ E INDUSTRIA MANUFACTURERA, TANTO EN MÉXICO COMO EN EL EXTRANJERO.

BASE DE CONSOLIDACIÓN:

LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LOS DE LA COMPAÑÍA Y SUS SUBSIDIARIAS EN LAS QUE POSEE MÁS DEL 50% DE SU CAPITAL SOCIAL Y/O EJERCE CONTROL.

LOS SALDOS Y OPERACIONES IMPORTANTES ENTRE LAS COMPAÑÍAS DEL GRUPO SE HAN ELIMINADO EN LA PREPARACIÓN DE LOS ESTADOS FINANCIEROS CONSOLIDADOS; LA CONSOLIDACIÓN SE EFECTUÓ CON BASE A LOS ESTADOS FINANCIEROS DE LAS COMPAÑÍAS EMISORAS QUE FUERON PREPARADOS DE ACUERDO A LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS.

AL 31 DE DICIEMBRE DE 2006, LAS COMPAÑÍAS SUBSIDIARIAS SON LAS SIGUIENTES:

OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.
SERVICIOS CH, S.A. DE C.V.
ACEROS CH, S.A. DE C.V.
OPERADORA ICH, S.A. DE C.V.
ADMINISTRACIÓN DE EMPRESAS CH, S.A. DE C.V.
CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
COMERCIALIZADORA DE CIA. MEX. DE PERFILES Y TUBOS, S.A. DE C.V.
PYTSA INDUSTRIAL, S.A. DE C.V.
INMOBILIARIA PYTSA, S.A. DE C.V.
NUEVA PYTSA INDUSTRIAL, S.A. DE C.V.
PROCARSA, S.A. DE C.V.
INMOBILIARIA PROCARSA, S.A. DE C.V.
TUBERÍAS PROCARSA, S.A. DE C.V.
OPERADORA PROCARSA, S.A. DE C.V.
PYTSA MONCLOVA, S.A. DE C.V.
RECUBRIMIENTOS PROCARSA, S.A. DE C.V.
INDUSTRIAL PROCARSA, S.A. DE C.V.
PROCARSA INDUSTRIAL, S.A. DE C.V.
SIDERURGICA DEL GOLFO, S.A. DE C.V.
SIGOSA ACEROS, S.A. DE C.V.
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A. DE C.V.
ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.
ADMINISTRACION Y CONTROL DE LA PRODUCCION, S.A. DE C.V.
CIA. SIDERURGICA DEL GOLFO, S.A. DE C.V.
GRUPO SIMEC, S.A. DE C.V.
CIA. SIDERURGICA DE GUADALAJARA, S.A. DE C.V.
CONTROLADORA SIMEC, S.A. DE C.V.
ARRENDADORA SIMEC, S.A. DE C.V.
SIMEC INTERNATIONAL, S.A. DE C.V.
SERVICIOS SIMEC, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
COORDINADORA DE SERVICIOS SIDERÚRGICOS DE CALIDAD, S.A. DE C.V.

INDUSTRIAS DEL ACERO Y DEL ALAMBRE, S.A. DE C.V.
PROCESADORA MEXICALI, S.A. DE C.V.
SISTEMAS DE TRANSPORTE DE BAJA CALIFORNIA, S.A. DE C.V.
ADMINISTRADORA DE SERVICIOS SIDERÚRGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE SERVICIOS SIDERÚRGICOS DE TLAXCALA, S.A. DE C.V.
OPERADORA DE METALES, S.A. DE C.V.
CIA. SIDERURGICA DEL PACIFICO, S.A. DE C.V.
OPERADORA DE SERVICIOS DE LA INDUSTRIA SIDERURGICA ICH, S.A. DE C.V.
UNDERSHAFT INVESTMENTS, N.V.
PACIFIC STEEL, INC.
SIMREP CORPORATION Y SUBSIDIARIAS
HOLDING PROTEL, S.A. DE C.V.
OPERADORA DE TUBERÍA INDUSTRIAL DE MONTERREY, S.A. DE C.V. (1)
LÁMINA Y MAQUILAS DEL NORTE, S.A. DE C.V. (1)
OPERADORA DE LAMINADOS Y PERFILES DE MONTERREY, S.A. DE C.V. (1)
OPERADORA DE LÁMINA Y MAQUILA DEL NORTE, S.A. DE C.V. (1)
TUBULARES Y PERFILES INDUSTRIALES, S.A. DE C.V. (1)
COMERCIALIZADORA PYTSA, S.A. DE C.V. (1)

(1) COMPAÑÍA EN SUSPENSIÓN DE ACTIVIDADES

EQUIVALENTES DE EFECTIVO.

LOS EQUIVALENTES DE EFECTIVO INCLUYEN DEPÓSITOS EN CUENTAS BANCARIAS, MONEDAS EXTRANJERAS Y OTROS SIMILARES DE INMEDIATA REALIZACIÓN. A LA FECHA DE LOS ESTADOS FINANCIEROS, LOS INTERESES Y LAS UTILIDADES O PÉRDIDAS EN VALUACIÓN SE INCLUYEN EN LOS RESULTADOS DEL EJERCICIO, COMO PARTE DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.

INVENTARIOS Y COSTO DE VENTAS.

LOS INVENTARIOS SE VALÚAN ORIGINALMENTE AL COSTO PROMEDIO Y POSTERIORMENTE SE AJUSTAN PARA DEJARLOS EXPRESADOS A SU COSTO DE REPOSICIÓN O VALOR DE MERCADO, EL MENOR. LOS VALORES SON DETERMINADOS SOBRE LAS SIGUIENTES BASES:

BILLET, PRODUCTOS TERMINADOS Y EN PROCESO	AL COSTO DIRECTO DE LA ULTIMA PRODUCCIÓN DEL MES
MATERIAS PRIMAS	DE ACUERDO A LOS PRECIOS DE COMPRA QUE REGÍAN EN EL MERCADO A LA FECHA DEL BALANCE GENERAL.
MATERIALES, REFACCIONES Y RODILLOS	AL COSTO HISTÓRICO ACTUALIZADO POR LOS INDICES DE INFLACIÓN DE LA INDUSTRIA DEL ACERO.

LA COMPAÑÍA CLASIFICA COMO INVENTARIOS A LARGO PLAZO LOS RODILLOS Y REFACCIONES QUE DE ACUERDO A DATOS HISTÓRICOS Y TENDENCIAS DE PRODUCCIÓN, NO SE UTILIZARAN EN EL CORTO PLAZO (UN AÑO).

EL COSTO DE VENTAS REPRESENTA EL COSTO DE REPOSICIÓN DE LOS INVENTARIOS AL MOMENTO DE LA VENTA, EXPRESADO EN PESOS DE PODER ADQUISITIVO AL CIERRE DEL CUARTO TRIMESTRE DEL 2006.

INSTRUMENTOS FINANCIEROS DERIVADOS.-

LA COMPAÑÍA UTILIZÓ INSTRUMENTOS FINANCIEROS DERIVADOS CON EL FIN DE DAR CERTIDUMBRE A LOS PRECIOS DE GAS NATURAL, REALIZANDO ESTUDIOS DE VOLÚMENES HISTÓRICOS, NECESIDADES FUTURAS O COMPROMISOS ADQUIRIDOS, EVITANDO ASÍ LA EXPOSICIÓN A RIESGOS AJENOS A LA OPERACIÓN DE LOS NEGOCIOS. LA COMPAÑÍA MANTIENE VIGILANCIA SOBRE SUS RIESGOS FINANCIEROS A TRAVÉS DE LA DIRECCIÓN GENERAL, QUE CONTINUAMENTE ANALIZA EL RIESGO DE LA COMPAÑÍA EN CUANTO A PRECIOS, CRÉDITO Y LIQUIDEZ.

LOS RIESGOS DERIVADOS DE LAS FLUCTUACIONES EN EL GAS NATURAL, CUYA COTIZACIÓN ESTÁ BASADA EN LA OFERTA Y DEMANDA DE LOS PRINCIPALES MERCADOS INTERNACIONALES, SON CUBIERTOS MEDIANTE CONTRATOS DE INTERCAMBIO DE FLUJO DE EFECTIVO O SWAPS DE GAS NATURAL, DONDE LA COMPAÑÍA RECIBE PRECIO FLOTANTE Y PAGA PRECIO FIJO. LAS FLUCTUACIONES EN EL PRECIO DE ESTE INSUMO ENERGÉTICO, PROVENIENTES DE VOLÚMENES CONSUMIDOS, SE RECONOCEN COMO PARTE DE LOS COSTOS DE OPERACIÓN DE LA COMPAÑÍA.

LA COMPAÑÍA RECONOCE EL VALOR RAZONABLE DEL INSTRUMENTO DE COBERTURA EN EL PASIVO O EN EL ACTIVO, SEGÚN CORRESPONDA.

INMUEBLES, MAQUINARIA Y EQUIPO.

LOS INMUEBLES, MAQUINARIA Y EQUIPO, SE REGISTRAN AL COSTO DE ADQUISICIÓN Y SE ACTUALIZAN MEDIANTE FACTORES DERIVADOS DEL INPC, EXCEPTO POR LA MAQUINARIA Y EQUIPO DE PROCEDENCIA EXTRANJERA, LA CUAL SE ACTUALIZA UTILIZANDO LOS ÍNDICES INFLACIONARIOS DEL PAÍS DE ORIGEN Y LAS VARIACIONES DE LOS TIPOS DE CAMBIO EN RELACIÓN CON EL PESO.

EL RESULTADO INTEGRAL DE FINANCIAMIENTO, CORRESPONDIENTE A ACTIVOS EN PERIODOS DE CONSTRUCCIÓN O INSTALACIÓN, SE CAPITALIZA COMO PARTE DEL VALOR DE LOS ACTIVOS Y SE ACTUALIZA CON UN FACTOR DERIVADO DEL INPC DESDE LA FECHA DE CAPITALIZACIÓN HASTA LA FECHA DEL EJERCICIO Y SE AMORTIZA EN EL PLAZO PROMEDIO DE DEPRECIACIÓN DE LOS ACTIVOS CORRESPONDIENTES.

LA DEPRECIACIÓN DE LOS INMUEBLES, MAQUINARIA Y EQUIPO SE CALCULA POR EL MÉTODO DE LÍNEA RECTA, CON BASE EN LA VIDA ÚTIL ESTIMADA DE LOS ACTIVOS CORRESPONDIENTES, DETERMINADA EN FORMA INDIVIDUAL POR PERITOS INDEPENDIENTES.

LAS VIDAS ÚTILES TOTALES DE LOS PRINCIPALES GRUPOS DE ACTIVO SON COMO SIGUE:

	AÑOS
EDIFICIOS	DE 15 A 100
MAQUINARIA Y EQUIPO	DE 10 A 50
EQUIPO DE TRANSPORTE	DE 4 A 20
MUEBLES Y ENSERES	DE 10 A 15

LOS GASTOS DE MANTENIMIENTO Y REPARACIONES MENORES SE REGISTRAN EN LOS RESULTADOS CUANDO SE INCURREN, EN PAV REPUBLIC EL MANTENIMIENTO MAYOR SE CAPITALIZA.

ACTIVOS, INTANGIBLES Y CARGOS DIFERIDOS

LOS OTROS ACTIVOS INCLUYEN PRINCIPALMENTE ASISTENCIA TÉCNICA, EL NOMBRE DE REPUBLIC, ASÍ COMO RELACIÓN CON CLIENTES, GASTOS DE ORGANIZACIÓN Y GASTOS PREOPERATIVOS, LOS CUALES SE PRESENTAN A SU VALOR ACTUALIZADO CON BASE EN EL INPC. EXCEPTO LA ASISTENCIA TÉCNICA QUE SE PRESENTE A SU VALOR HISTÓRICO. LA AMORTIZACIÓN SE CALCULA POR EL MÉTODO DE LÍNEA RECTA, SOBRE LA BASE DEL VALOR ACTUALIZADO, EN UN PERIODO QUE VA DE 3 A 20 AÑOS.

LOS ACTIVOS INTANGIBLES Y CARGOS DIFERIDOS DE LA COMPAÑÍA INCLUYEN COSTOS RELACIONADOS A LA MARCA DE REPUBLIC, CARTERA DE CLIENTES, ACUERDOS LABORALES, DE LICENCIAS Y PROVEEDORES. EL IMPORTE REGISTRADO POR ESTOS CONCEPTOS FUE DETERMINADO POR PERITOS INDEPENDIENTES. LA MARCA DE REPUBLIC TIENE UNA VIDA ÚTIL INDEFINIDA Y NO SERÁ AMORTIZADA. LA CARTERA DE CLIENTES DE REPUBLIC, LA CUAL TIENE UNA VIDA ESTIMABLE ES AMORTIZADA SOBRE SU VIDA DE ACUERDO AL MÉTODO DE LÍNEA RECTA.

PROVISIONES

LA COMPAÑÍA RECONOCE, CON BASE EN ESTIMACIONES DE LA ADMINISTRACIÓN, PROVISIONES DE PASIVO POR AQUELLAS OBLIGACIONES PRESENTES EN LAS QUE LA TRANSFERENCIA DE ACTIVOS O LA PRESTACIÓN DE SERVICIOS SON VIRTUALMENTE INELUDIBLE Y SURGE COMO CONSECUENCIA DE EVENTOS PASADOS, PRINCIPALMENTE POR SUELDOS Y OTROS PAGOS AL PERSONAL Y HONORARIOS.

PRIMAS DE ANTIGÜEDAD Y BENEFICIOS POR TERMINACIÓN LABORAL

LOS BENEFICIOS ACUMULADOS POR PRIMAS DE ANTIGÜEDAD, A QUE TIENEN DERECHO LOS TRABAJADORES POR LEY, Y LAS INDEMNIZACIONES LEGALES POR SEPARACIÓN PREVIO AL RETIRO Y LEGAL AL RETIRO (A PARTIR DEL 2005), SE RECONOCEN EN LOS RESULTADOS DE CADA EJERCICIO, CON BASE EN CÁLCULOS ACTUARIALES DEL VALOR PRESENTE DE ESTA OBLIGACIÓN. LA AMORTIZACIÓN DEL COSTO DE LOS SERVICIOS ANTERIORES, SE BASA EN LA VIDA DE SERVICIO ESTIMADA DEL PERSONAL. AL 31 DE DICIEMBRE DE 2005, LA VIDA DE SERVICIO ESTIMADA DE LOS EMPLEADOS QUE TIENEN DERECHO A LOS BENEFICIOS DEL PLAN ES APROXIMADAMENTE DE 15 AÑOS.

HASTA EL AÑO 2004, LAS DEMÁS COMPENSACIONES, PRINCIPALMENTE INDEMNIZACIONES, A QUE TIENE DERECHO EL PERSONAL, SE RECONOCÍAN EN LOS RESULTADOS DEL EJERCICIO EN QUE SE PAGABAN

DERIVADO DE LA EMISIÓN DEL BOLETÍN D-3 OBLIGACIONES LABORALES, REVISADO, POR PARTE DEL IMCP, EL CUAL ESTABLECE LAS REGLAS DE VALUACIÓN, PRESENTACIÓN Y REVELACIÓN DE OTROS BENEFICIOS POSTERIORES AL RETIRO, ASÍ COMO DE LAS REDUCCIONES Y EXTINCIONES ANTICIPADAS DE LOS MISMOS, E INCLUYE LAS REGLAS APLICABLES POR CONCEPTO DE REMUNERACIONES AL TÉRMINO DE LA RELACIÓN LABORAL, SE MODIFICO LA POLÍTICA DE RECONOCIMIENTO DE LAS OBLIGACIONES POR INDEMNIZACIONES AL DESPIDO. EL CAMBIO A ESTAS NUEVAS REGLAS NO SE CONSIDERÓ MATERIALES TOMANDO A LOS ESTADOS FINANCIEROS EN SU CONJUNTO.

ENTORNO FISCAL

IMPUESTO SOBRE LA RENTA (ISR), IMPUESTO AL ACTIVO (IMPAC), PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD (PTU) Y PERDIDAS FISCALES POR AMORTIZAR.

A PARTIR DE 1995, LA COMPAÑÍA, COMO EMPRESA CONTROLADORA, OBTUVO AUTORIZACIÓN PARA PRESENTAR DECLARACIÓN CONSOLIDADA DE ISR E IMPAC.

DE ACUERDO CON LA LEY DE ISR, EN 2004 Y 2003 LA COMPAÑÍA CONSOLIDO, AL 60%, EL RESULTADO FISCAL DE SUS SUBSIDIARIAS PARA PROPÓSITOS DEL ISR E IMPAC.

DE ACUERDO CON LA LEGISLACIÓN FISCAL VIGENTE, LAS EMPRESAS DEBEN PAGAR EL IMPUESTO QUE RESULTE MAYOR ENTRE EL ISR Y EL IMPAC. AMBOS IMPUESTOS RECONOCEN LOS EFECTOS DE LA INFLACIÓN, AUNQUE EN FORMA DIFERENTE DE LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS EN MÉXICO.

LA PTU SE CALCULA PRÁCTICAMENTE SOBRE LAS MISMAS BASES QUE EL ISR; PERO SIN RECONOCER LOS EFECTOS DE LA INFLACIÓN.

LA LEY DEL IMPAC ESTABLECE UN IMPUESTO DEL 1.8% SOBRE EL VALOR DE LOS ACTIVOS ACTUALIZADOS, DEDUCIDOS DE CIERTOS PASIVOS.

AL 31 DE DICIEMBRE DE 2006, LAS COMPAÑÍAS TIENEN IMPAC POR RECUPERAR EN AÑOS FUTUROS QUE SE INDEXARAN, HASTA LA FECHA EN QUE SE RECUPEREN.

EL ISR DIFERIDO SE REGISTRA DE ACUERDO CON EL MÉTODO DE ACTIVOS Y PASIVOS, QUE COMPARA LOS VALORES CONTABLES Y FISCALES DE LOS MISMOS. SE RECONOCEN IMPUESTOS DIFERIDOS (ACTIVOS Y PASIVOS) POR LAS CONSECUENCIAS FISCALES FUTURAS ATRIBUIBLES A LAS DIFERENCIAS TEMPORALES ENTRE LOS VALORES REFLEJADOS EN LOS ESTADOS FINANCIEROS DE LOS ACTIVOS Y PASIVOS EXISTENTES Y SUS BASES FISCALES RELATIVAS, ASÍ COMO POR LAS PERDIDAS FISCALES POR AMORTIZAR Y LOS CRÉDITOS FISCALES NO USADOS (IMPAC). LOS ACTIVOS Y PASIVOS POR IMPUESTOS DIFERIDOS SE CALCULAN UTILIZANDO LAS TASAS ESTABLECIDAS EN LA LEY, QUE SE APLICARA A LA UTILIDAD GRAVABLE EN LOS AÑOS EN QUE SE ESTIMA QUE SE REVERTIRÁN LAS DIFERENCIAS TEMPORALES. EL EFECTO DE CAMBIOS EN LAS TASAS FISCALES SOBRE LOS IMPUESTOS DIFERIDOS SE RECONOCE EN LOS RESULTADOS DEL PERIODO EN QUE SE APRUEBAN DICHOS CAMBIOS.

EN EL CASO DE PTU, ÚNICAMENTE SE DA EL TRATAMIENTO DE IMPUESTOS DIFERIDOS A LAS DIFERENCIAS TEMPORALES QUE SURGEN DE LA CONCILIACIÓN ENTRE LA UTILIDAD DEL EJERCICIO Y LA RENTA GRAVABLE PARA PTU, SOBRE LAS CUALES SE PUEDA PRESUMIR RAZONABLEMENTE QUE VAN A PROVOCAR UN PASIVO O UN BENEFICIO FUTURO, Y NO EXISTA ALGÚN INDICIO DE QUE LOS PASIVOS O LOS BENEFICIOS NO SE PUEDAN MATERIALIZAR.

Y POR ULTIMO LA UTILIDAD NETA DEL EJERCICIO DE CADA COMPAÑÍA ESTARÁ SUJETA A LA DISPOSICIÓN LEGAL QUE REQUIERE QUE EL 5% DE UTILIDAD DE CADA EJERCICIO SEA TRASPASADA A LA RESERVA LEGAL HASTA ALCANZAR UN 20% DEL CAPITAL SOCIAL. ESTA RESERVA NO ES SUSCEPTIBLE DE DISTRIBUIRSE A LOS ACCIONISTAS DURANTE LA EXISTENCIA DE LAS COMPAÑÍAS EXCEPTO EN LA FORMA DE DIVIDENDOS EN ACCIONES.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

EL RIF INCLUYE INTERESES, LA UTILIDAD Y PÉRDIDA EN CAMBIOS, NETA Y EL EFECTO MONETARIO.

LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO APLICABLE A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS EN MONEDAS EXTRANJERAS SE VALÚAN AL TIPO DE CAMBIO DE LA FECHA DEL BALANCE GENERAL. LAS DIFERENCIAS CAMBIARIAS ENTRE LA FECHA DE CELEBRACIÓN Y LAS DE SU COBRO O PAGO, ASÍ COMO LAS DERIVADAS DE LA CONVERSIÓN DE LOS SALDOS DENOMINADOS EN MONEDAS EXTRANJERAS A LA FECHA DE LOS ESTADOS FINANCIEROS, SE APLICAN A RESULTADOS.

EL EFECTO MONETARIO SE DETERMINA MULTIPLICANDO LA DIFERENCIA ENTRE LOS PASIVOS Y ACTIVOS

MONETARIOS AL INICIO DE CADA MES, POR LA INFLACIÓN DEL MISMO Y HASTA EL CIERRE DEL EJERCICIO. LA SUMA DE LOS RESULTADOS ASÍ OBTENIDOS REPRESENTA EL EFECTO MONETARIO DEL EJERCICIO PROVOCADO POR LA INFLACIÓN, QUE SE LLEVA A LOS RESULTADOS DEL EJERCICIO.

COSTOS AMBIENTALES

LA COMPAÑÍA DETERMINÓ UN PASIVO PARA CUBRIR LOS COSTOS DE LA REMEDIACIÓN AMBIENTAL QUE CONSIDERA PROBABLE Y ESTIMABLE POR SU SUBSIDIARIA EN EL EXTRANJERO.

RECONOCIMIENTO DE INGRESOS

LOS INGRESOS POR VENTAS SE RECONOCEN EN EL MOMENTO EN EL CUAL SE TRANSFIERE AL CLIENTE LA PROPIEDAD DE LOS PRODUCTOS, LO CUAL OCURRE CUANDO LOS CLIENTES RECIBEN Y ACEPTAN LAS MERCANCÍAS QUE LES FUERON EMBARCADAS.

LA COMPAÑÍA REGISTRA LAS PROVISIONES NECESARIAS PARA RECONOCER LAS DEVOLUCIONES Y LOS DESCUENTOS SOBRE VENTAS AL MOMENTO EN QUE SE RECONOCEN LOS INGRESOS RELATIVOS, LOS CUALES SE DEDUCEN DE LAS VENTAS EN LOS ESTADOS DE RESULTADOS, O SE INCLUYEN EN LOS GASTOS DE VENTA, SEGÚN CORRESPONDA.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH — TRIMESTRE 4 AÑO 2006

INDUSTRIAS CH, S.A. DE C.V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

SUBSIDIARIAS

Impresión Preliminar

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.
OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.	COMPRA VENTA, DISTRIB. Y MAQUILA DE TUBO	50	100.00
SERVICIOS CH, S.A. DE C.V.	PRESATCION DE TODA CLASE DE SERVICIOS	1	100.00
ACEROS CH, S.A. DE C.V.	COMERC.EN GRAL. DE TODA CLASE DE ACERO	50	100.00
CIA. MEXI. DE PERF. Y TUBOS, S.A. DE C.V.	FABRICACION DE PERFILES Y TUBULARES	445,000	100.00
INMOBILIARIA PYTSA, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	50,000	100.00
PROCARSA, S.A. DE C.V.	FABRICACION Y EXPORTACION DE TUBERIA	123,628,404	100.00
INMOBILIARIA PROCARSA, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	50,000	100.00
TUBERIAS PROCARSA, S.A. DE C.V.	FABRICACION Y EXPORTACION DE TUBERIA	588,927,239	100.00
OPERADORA PROCARSA, S.A. DE C.V.	COMPRA VENTA DISTRIB. Y MAQUILA DE TUBO	15,000	100.00
SIDERURGICA DEL GOLFO, S.A. DE C.V.	FABRICACION DE ANGULO Y SOLERA	12,117,550	99.99
SIGOSA ACEROS, S.A. DE C.V.	COMPRA VENTA Y DISTRIB. DE ANGULO Y SOLE	32,629,700	100.00
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A. DE C.V.	PRESATCION DE TODA CLASE DE SERVICIOS	50,000	100.00
PYTSA MONCLOVA, S.A. DE C.V.	FABRICACION DE TUBOS Y PERFILES	50,000	100.00
GRUPO SIMEC, S.A. DE C.V.	MANF. Y VENTA DE PROD. SIDERURGICOS	474,393,215	85.16
OPERADORA ICH, S.A. DE C.V.	FABRICACION DE ACEROS ESPECIALES	45,000	100.00
ADMON. DE EMPRESAS CH, S.A. DE C.V.	PRESATCION DE TODA CLASE DE SERVICIOS	50,000	100.00
PYTSA INDUSTRIAL, S.A. DE C.V.	COMERCIALIZADORA DE LAMINA EN ROLLO	1,000,000	100.00
ACEROS Y LAMINADOS SIGOSA, S.A. DE C.V.	COMPRA VENTA Y DISTRIB. DE ANGULO Y SOLE	39,579,700	100.00
PROCARSA INDUSTRIAL, S.A. DE C.V.	MATERIALES METALICOS PARA LA CONSTRUCCIO	50,000	100.00
ADMINISTRACION Y CONTROL DE LA PRODUCCION, S.A. DE	PRESATCION DE TODA CLASE DE SERVICIOS	50,000	100.00
COMERCIALIZADORA PYTSA, S.A. DE C.V.	PRESATCION DE TODA CLASE DE SERVICIOS	50,000	100.00
SIN REP CORPORATION	TENEDORA DE ACCIONES	1,000	100.00
HOLDING PROTEL, S.A. DE C.V.	TRANS.COMUNICACIONES Y AGENCIA DE VIAJE	90,273,151	100.00
INDUSTRIAL PROCARSA, S.A. DE C.V.	FABRICACION Y EXPORTACION DE TUBERIA	49,857,883	100.00
CIA. SIDERURGICA DEL GOLFO, S.A. DE C.V.	COMPRA VENTA Y DISTRIB. DE ANGULO Y SOLE	23,264,129	100.00
NUEVA PYTSA INDUSTRIAL, S.A. DE C.V.	COMERCIALIZADORA DE LAMINA EN ROLLO	13,318,498	100.00

CLAVE DE COTIZACIÓN ICH

TRIMESTRE 4 AÑO 2006

INDUSTRIAS CH, S.A. DE C.V.

RELACION DE INVERSION EN ACCIONES

CONSOLIDADO

ASOCIADAS

Impresión Preliminar

NOMBRE DE LA EMPRESA	ACTIVIDAD PRINCIPAL	NO. DE ACCIONES	% DE TEN.	MONTO TOTAL	
				COSTO ADQUISICION	VALOR ACTUAL
TOTAL DE INVERSIONES EN ASOCIADAS				0	0
OTRAS INVERSIONES PERMANENTES					0
TOTAL				0	0

OBSERVACIONES

DESGLOSE DE CREDITOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Preliminar

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BANCARIOS														
COMERCIO EXTERIOR														
CON GARANTIA														
BANCA COMERCIAL														
OTROS														
TOTAL BANCARIOS			0	0	0	0	0	0	0	0	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH TRIMESTRE 4 AÑO 2006

INDUSTRIAS CH, S.A. DE C.V.

DESGLOSE DE CREDITOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Preliminar

TIPO DE CREDITO/INSTITUCION	FECHA DE VENCIMIENTO	TASA DE INTERES y/o Sobretasa	VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
BURSATILES														
LISTADAS EN BOLSA (MEXICO Y/O EXTRANJERO)														
QUIROGRAFARIOS														
MEDIUM TERM	15/12/1998	9.33							0	3.296	0	0	0	0
CON GARANTIA														
COLOCACIONES PRIVADAS														
QUIROGRAFARIOS														
CON GARANTIA														
TOTAL BURSATILES Y COLOCACIONES PRIVADAS			0	0	0	0	0	0	0	3.296	0	0	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH

TRIMESTRE 4 AÑO 2006

INDUSTRIAS CH, S.A. DE C.V.

DESGLOSE DE CREDITOS

CONSOLIDADO

(MILES DE PESOS)

Impresión Preliminar

TIPO DE CREDITO/INSTITUCION	FECHA CONCERTACION		VENCTOS. O AMORT. DENOMINADOS EN MONEDA NACIONAL						VENCTOS. O AMORT. DENOMINADOS EN MONEDA EXTRANJERA					
			INTERVALO DE TIEMPO						INTERVALO DE TIEMPO					
			AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS	AÑO ACTUAL	HASTA 1 AÑO	HASTA 2 AÑOS	HASTA 3 AÑOS	HASTA 4 AÑOS	HASTA 5 AÑOS O MAS
PROVEEDORES														
diversos		0.00	0	645,568	0	0	0	0						
DIVERSOS		0.00							0	1,550,356	0	0	0	0
TOTAL PROVEEDORES			0	645,568	0	0	0	0	0	1,550,356	0	0	0	0
OTRO PASIVOS CIRCULANTES Y OTROS CREDITOS														
diversos		0.00	0	124,623	0	0	0	0						
DIVERSOS		0.00							0	739,502	0	0	0	0
TOTAL GENERAL			0	770,191	0	0	0	0	0	2,293,144	0	0	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 4 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

POSICION MONETARIA EN MONEDA EXTRANJERA

CONSOLIDADO

(MILES DE PESOS)

Impresión Preliminar

POSICION EN MONEDA EXTRANJERA	DOLARES		OTRAS MONEDAS		TOTAL MILES DE PESOS
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	
ACTIVO MONETARIO	366,668	3,987,700	0	0	3,987,700
PASIVO	210,844	2,293,030	10	114	2,293,144
CORTO PLAZO	210,844	2,293,030	10	114	2,293,144
LARGO PLAZO	0	0	0	0	0
SALDO NETO	155,824	1,694,670	(10)	(114)	1,694,556

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 4 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION
MONETARIA
(MILES DE PESOS)

CONSOLIDADO

Impresión Preliminar

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA ACTIVA (PASIVA)	INFLACION MENSUAL	EFECTO MENSUAL ACTIVO (PASIVO)
ENERO	6,461,136	5,764,011	697,125	0.59	4,113
FEBRERO	6,449,862	5,983,786	465,909	0.15	699
MARZO	6,564,260	6,090,611	473,541	0.13	616
ABRIL	6,957,426	6,719,853	237,573	0.15	356
MAYO	6,963,895	6,476,122	487,772	(0.45)	(2,195)
JUNIO	7,029,618	6,269,489	760,129	0.09	684
JULIO	7,016,046	5,901,757	1,114,289	0.27	3,009
AGOSTO	7,369,815	5,996,985	1,372,830	0.51	7,001
SEPTIEMBRE	7,799,002	5,959,854	1,839,148	1.01	18,575
OCTUBRE	8,076,293	6,143,095	1,933,199	0.44	8,506
NOVIEMBRE	8,282,101	6,263,105	2,018,996	0.52	10,499
DICIEMBRE	8,866,376	6,712,156	2,154,221	0.58	12,494
ACTUALIZACIÓN				0.00	1,360
CAPITALIZACIÓN				0.00	0
EMP. EXTRANJERAS				0.00	(18,160)
OTROS				0.00	52,991
TOTAL					100,548

OBSERVACIONES

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)

A) LA RELACION DE ACTIVO CIRCULANTE A PASIVO A CORTO PLAZO NO DEBERA SER MENOR A 1.0 VECES.

B) LOS PASIVOS CONSOLIDADOS NO DEBEN SER MAYORES AL 0.60 DEL TOTAL DEL PASIVO MAS EL CAPITAL CONTABLE.

C) LA UTILIDAD DE OPERACION MAS DEPRECIACION, MAS (MENOS) PARTIDAS VIRTUALES ENTRE LOS GASTOS FINANCIEROS DEBE SER IGUAL O MAYOR A 2.

ESTE PAPEL SE COLOCO EN LOS MERCADOS INTERNACIONALES.

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

PAPEL A MEDIANO PLAZO (MEDIUM TERM NOTES)

SITUACION ACTUAL

A) SE CUMPLIO LA RELACION ES 3.40

B) SE CUMPLIO EL PASIVO REPRESENTA EL 0.27

C) SE CUMPLIO EL RESULTADO ES 225.26

EL SALDO DEL CAPITAL AL 31 DE DICIEMBRE DE 2006 ASCIENDE A PS 3,286 (302,000) DOLARES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN: ICH

TRIMESTRE: 4 AÑO: 2006

INDUSTRIAS CH, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION
Y/O SERVICIO

CONSOLIDADO

Impresión Preliminar

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA	% DE UTIL.
PLANTA DE ACERO TLALNEPANTLA	PLANTA PRODUCTORA DE ACEROS	100,000	68.00
PLANTA DE TUBERIA MOCLOVA	PLANTA PROD.DE TUB.CON COSTURA DE	300,000	70.00
PLANTA DE PERFILES ECATEPEC	PLANTA PROD.DE TUB.CON COSTURA DE	100,000	64.00
PLANTA DE LAMINACION MATAMOROS	PLANTA PRODUCTORA DE PERFILES	250,000	70.00
PLANTA DE ACERO EN GUADALAJARA	PRODUCCION Y VENTA DE PRODUCTOS	480,000	84.85
PLANTA DE ACERO MEXICALI	PRODUCCION Y VENTA DE PRODUCTOS	250,000	89.52
PLANTAS ACERO APIZACO-CHOLULA	PRODUCCION Y VENTA DE ACERO	460,000	92.37
PLANTA DE ACERIA CANTON	PRODUCCION DE BILLET	787,000	47.90
PLANTA DE ACERIA EN LORAIN	PRODUCCION DE BILLET	1,169,000	90.70
PLANTA LORAIN	PRODUCCION Y VENTA DE ACERO	838,000	68.40
PLANTA LACKAWANNA	PRODUCCION Y VENTA DE ACERO	544,000	74.70
PLANTA MASSILLION	PRODUCCION Y VENTA DE ACERO	125,000	76.60
PLANTA GARY	PRODUCCION Y VENTA DE ACERO	71,000	58.50
PLANTA ONTARIO	PRODUCCION Y VENTA DE ACERO	59,000	65.60

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH TRIMESTRE 4 AÑO 2006

INDUSTRIAS CH, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS CONSOLIDADO

Impresión Preliminar

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS		40
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO	LAMINA ROLADA EN CALIENTE	T.C.I.TRANS.C OMODITIES A.G.		4
PALANQUILLA	T.A. 2000, S.A. DE C.V.	PALANQUILLA	STEMCO		4
	ATLAX, S.A. DE C.V.		TRADE ARBED		0
	ACEROS D.M., S.A. DE C.V.		DUFERCO		0
FERROALEACIONES	ARTICULOS FERROMETALE S, S.A.	FERROALEACIONES	GFM TRADING		12
	OXBOW DE MEXICO, S.A. DE C.V.				0
	DISTRIB. DE ALEACIONES Y METAL				0
	CIA. MINERA AUTLAN, S.A. DE				0
ENERGIA ELECTRICA	LUZ Y FUERZA DEL CENTRO				13
	C.F.E.				0
GAS NATURAL	CONSORCIO MAXIGAS, S.A. DE C.V.				13
OXIGENO	PRAXAIR MEXICO				1
ELECTRODOS	UCAR CARBON MEXICANA, S.A. DE				8

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH
INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE 4 AÑO 2006

DISTRIBUCION DE VENTAS POR PRODUCTO

CONSOLIDADO

VENTAS TOTALES

Impresión Preliminar

PRINCIPALES	VENTAS		% DE PART. MDO.	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
NACIONALES					
ACEROS ESPECIALES	30	247,787	0.0		VELCON, S.A. DE C.V.
	0	0	0.0		FRISA FORJADOS, S.A.
	0	0	0.0		SKF DE MEXICO, S.A.
	0	0	0.0		GRANT PRIDECO, S.A.
TUBERIA DE ACERO	68	922,282	0.0		TUVAPASA
	0	0	0.0		TICSA
	0	0	0.0		TUCOTA
PERFILES COMERCIALES	146	1,312,478	0.0		GRUPO COLLADO
	0	0	0.0		TAM-MEX
PERFILES ESTRUCTURAL	183	1,449,359	0.0		DIS.ACERO IBARRA
	0	0	0.0		ABINSA
CORRUGADO	227	1,653,701	0.0		FORTACERO
	0	0	0.0		DIST.ACERO ANAHUAC
SOLERAS	255	1,723,552	0.0		OP.DE PROCE.DE ACERO
	0	0	0.0		REYERSON DE MEXICO
BARRAS MACISAS	335	2,572,305	0.0		ACEROS LA FAMA
LAMINA ROLADA	19	166,181	0.0		
OTROS	0	56,766	0.0		
EXTRANJERAS					
ACEROS ESPECIALES	14	197,389	0.0		KREHER STEEL
	0	0	0.0		NORRIS CILYNDER
	0	0	0.0		MAGELLAN INTERNATION
	0	0	0.0		US ALLOYS
TUBERIA DE ACERO	16	185,344	0.0		LB FOSTERCO.
	0	0	0.0		PFVSUPLY CO.
PERFILES ESTRUCTURAL	27	185,240	0.0		CIERRA PIPE
	0	0	0.0		PETROBRAS COLOMBIA
PERFILES COMERCIALES	21	140,010	0.0		SIGOSA STEEL
CORRUGADO	33	188,518	0.0		
SOLERAS	42	162,988	0.0		
BARRAS MACISAS	1,611	14,860,737	0.0		
OTROS	0	8,619	0.0		
TOTAL		26,033,256			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH | TRIMESTRE 4 AÑO 2006

INDUSTRIAS CH, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO | CONSOLIDADO

VENTAS EXTRANJERAS | Impresión Preliminar

PRINCIPALES	VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE		MARCAS	CLIENTES
EXPORTACION					
ACEROS ESPECIALES	14	197,389	USA		KREHER STEEL
	0	0			NORRIS CILYNDER
	0	0			MAGELLAN INTERNATION
	0	0			US ALLOYS
TUBERIA DE ACERO	16	185,344			LB FOSTERCO.
	0	0			PFVSUPLY CO.
PERFILES ESTRUCTURAL	27	185,240			CIERRA PIPE
	0	0			PETROBRAS COLOMBIA
PERFILES COMERCIALES	21	140,010			SIGOSA STEEL
CORRUGADO	33	188,518			
SOLERAS	42	162,988			
BARRAS MACISAS	26	194,423			
OTROS	0	8,619			
SUBSIDIARIAS EN EL EXTRANJERO					
BARRAS EN CALIENTE	871	8,861,435			
BARRAS EN FRIO	146	1,963,638			
SEMITERMINADO REDOND	353	2,279,768			
SEMITERMINADO OTROS	215	1,561,473			
TOTAL		15,928,845			

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACIÓN ICH

INDUSTRIAS CH, S.A. DE C.V.

TRIMESTRE 4 AÑO 2006

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CONSOLIDADO

Impresión Preliminar

SERIES	VALOR NOMINAL($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B	0.0000	0	360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696
TOTAL			360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION: 436,574,580

OBSERVACIONES

LOS PROYECTOS EN PROCESO AL 31 DE DICIEMBRE DEL 2006 SON LOS SIGUIENTES:

PROYECTOS EN PROCESO	MONTO INVERTIDO	GRADO DE AVANCE	FECHA DE CONCLUSION
DIVERSOS PROYECTOS EN LA PLANTAS DE MONCLOVA			
PROYECTO RECUBRIMIENTO INTERIOR	2,423	85%	MARZO-07
PROYECTO RANURADO DE TUBERIA	1,040	80%	MARZO-07
PROYECTO MOLINO 48	32,029		
DIVERSOS PROYECTOS EN REPUBLIC	51,173		
DIVERSOS PROYECTOS EN TLAXCALA	64,510		
DIVERSOS PROYECTOS EN MEXICALI	7,392		
TOTAL AL 31 DE DICIEMBRE DE 2006	158,567		

OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN A LOS TIPOS DE CAMBIO VIGENTES EN LAS FECHAS DE SU CELEBRACION Y LIQUIDACION. LOS ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA SE CONVIERTEN A LOS TIPOS DE CAMBIO VIGENTES A LA FECHA DEL BALANCE GENERAL CONSOLIDADO. LAS DIFERENCIAS EN CAMBIOS INCURRIDAS EN RELACION CON ACTIVOS Y PASIVOS CONTRATADOS EN MONEDA EXTRANJERA SE LLEVAN A LOS RESULTADOS DEL AÑO, FORMANDO PARTE DEL COSTO INTEGRAL DE FINANCIAMIENTO.

LOS ESTADOS FINANCIEROS DE LAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONVERTIDOS A MONEDA NACIONAL DE CONFORMIDAD CON EL BOLETIN B-15 TRANSACCIONES EN MONEDA EXTRANJERA Y CONVERSION DE ESTADOS FINANCIEROS DE OPERACIONES EXTRANJERAS. TODAS LAS COMPAÑIAS SUBSIDIARIAS EN EL EXTRANJERO FUERON CONSIDERADAS COMO OPERACIONES EXTRANJERAS INTEGRADAS, POR LO QUE SUS ESTADOS FINANCIEROS FUERON CONVERTIDOS A MONEDA NACIONAL, MEDIANTE EL SIGUIENTE PROCEDIMIENTO:

- APLICANDO EL TIPO DE CAMBIO A LA FECHA DEL BALANCE GENERAL CONSOLIDADO PARA LAS PARTIDAS MONETARIAS.
- APLICANDO EL TIPO DE CAMBIO DE CUANDO SE ORIGINARON LOS ACTIVOS NO MONETARIOS Y EL CAPITAL Y, EL TIPO DE CAMBIO PROMEDIO PONDERADO DEL PERIODO PARA LAS PARTIDAS DE RESULTADOS.
- EL EFECTO DE CONVERSION RESULTANTE SE REGISTRA EN EL ESTADO DE RESULTADOS DENTRO DEL RESULTADO INTEGRAL DE FINANCIAMIENTO.
- ACTUALIZANDO LOS VALORES RESULTANTES CONFORME A LAS DISPOSICIONES DEL BOLETIN B-10, APLICANDO EL INPC.

PARA LA CONVERSION DE LA SUBSIDIARIA SIMREP SE CONSIDERO COMO ENTIDAD EXTRANJERA, POR LO QUE SUS ESTADOS FINANCIEROS FUERON CONVERTIDOS A MONEDA NACIONAL, MEDIANTE EL SIGUIENTE PROCEDIMIENTO:

- APLICANDO EL TIPO DE CAMBIO A LA FECHA DEL BALANCE GENERAL CONSOLIDADO PARA LOS ACTIVOS Y PASIVOS MONETARIOS Y NO MONETARIOS.
- APLICANDO EL TIPO DE CAMBIO DE CIERRE A LAS PARTIDAS DE INGRESOS Y GASTOS DEL PERIODO QUE SE INFORMA.
- EL EFECTO DE CONVERSION RESULTANTES SE REGISTRA EN UNA CUENTA DEL CAPITAL CONTABLE BAJO EL RUBO DE EFECTOS DE CONVERSION DE ENTIDADES EXTRANJERAS.
- ACTUALIZANDO LOS VALORES RESULTANTES CONFORME A LAS DISPOSICIONES DEL BOLETIN B-10 APLICANDO EL INPC DE LA ENTIDAD EXTRANJERA.

ESTADOS FINANCIEROS PROFORMA

El 22 de julio de 2005, Industrias CH, S. A. de C. V., y su subsidiaria Grupo Simec, S. A. de C. V., adquirieron las acciones en circulación de PAV Republic, inc. (Republic). La transacción fue valuada en $ 229 millones de dólares. De donde Industrias CH, adquirió el 49.8% de las acciones representativas de Republic mientras que su subsidiaria Grupo Simec, compro el 50.2% restante. Cabe aclarar que la operación fue financiada con recursos propios de ambas compañías. Se comenzó a operar la planta de Republic desde el 23 de julio de 2005, por lo que los resultados de operación de Republic se están reflejando en los resultados desde tercer trimestre del 2005.

Para dar cumplimiento con lo establecido en el articulo 35 de la circular única de emisoras en el ultimo párrafo del inciso I en donde nos menciona que en la información trimestral que presenta la emisora correspondiente al trimestre en que surte efectos la Reestructuración Corporativa Relevante y durante los 3 siguientes, deberá incluir en sus notas, para efectos comparativos, un estado financiero con cifras pro forma en el que se presente la situación financiera de la emisora como si la Reestructuración respectiva hubiera surtido efectos en el ejercicio anterior. Así mismo el articulo 81 inciso IV de la circular única de emisoras nos marca que los estados financieros pro forma deberán presentar o excluir el impacto de operaciones sobre la situación financiera de la emisora, o bien, de modificaciones en la aplicación de políticas, criterios, o practicas contables, como si las mencionadas operaciones o modificaciones hubiesen o no, según sea el caso, surtido efectos a la fecha que se refieran dichos estados financieros pro forma. En todo caso, los estados financieros pro forma deberán elaborarse en la medida de lo posible, siguiendo los mismos principios contables conforme a los cuales se elaboran sus estados financieros. La información financiera deberá incluir en columnas comparativas, cifras base, cifras de ajuste pro forma y cifras pro forma resultantes, así como acompañarse de notas complementarias que expliquen claramente las bases de preparación.

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS
ESTADO DE RESULTADOS
(MILES DE PESOS)
NUEVE MESES TERMINADOS AL 31 DE DICIEMBRE DE 2006.

2006

	ICH sin Republic	Republic	ICH Consolidado
Ventas netas	11,050,684	14,982,572	26,033,256
Costo de ventas	7,448,772	13,620,624	21,069,396
Resultado bruto	3,601,912	1,361,948	4,963,860
Gasto de operación	1,018,338	580,833	1,599,171
Resultado de operación	2,583,574	781,115	3,364,689
Costo integral de financ.	73,783	(17,366)	56,417
Otros gastos (ingresos)	(29,093)	(16,659)	(45,752)
Impuestos	234,343	310,413	544,756
Partidas Extraordinarias	51,910	251,253	30,3163
Resultado Neto	2,252,631	253,474	2,506,105

INDUSTRIAS CH, S.A. DE C.V. Y SUBSIDIARIAS
ESTADO DE RESULTADOS
(MILES DE PESOS)
NUEVE MESES TERMINADOS AL 31 DE DICIEMBRE DE 2005.

2005

	ICH sin Republic	Republic	ICH Consolidado
Ventas netas	10,219,810	16,130,613	26,350,423
Costo de ventas	7,501,348	14,526,421	22,027,769
Resultado bruto	2,718,462	1,604,192	4,322,654
Gasto de operación	942,488	866,174	1,808,662
Resultado de operación	1,775,974	738,018	2,513,992
Costo integral de financ.	202,346	132,719	335,065
Otros gastos (ingresos)	(11,905)	(38,363)	(50,268)
Impuestos	243,627	232,717	476,344
Partidas Extraordinarias	85,178	204,570	289,748
Resultado Neto	1,256,728	206,375	1,463,103

El estado de resultados pro-forma incluye la información por el periodo de enero a septiembre del 2005 de Republic, considerando los resultados de que le correspondieron a los anteriores dueños de Republic.

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS

ENF